UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

November 18, 2022

Commission File Number: 001-40352

Genius Sports Limited

(Translation of registrant’s name into English)

Genius Sports Group

9th Floor, 10 Bloomsbury Way

London, WC1A 2SL

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

On November 18, 2022, Genius Sports Limited (the “Company”) issued a press release announcing the commencement of the solicitation of consents (the “Consent Solicitation”) from holders of its outstanding warrants to amend the Warrant Agreement, dated as of August 13, 2020, between Continental Stock Transfer & Trust Company, as warrant agent (the “Warrant Agent”), and dMY Technology Group, Inc. II, which was assumed by the Company pursuant to that certain Warrant Assumption Agreement dated as of April 20, 2021, by and among the Company, dMY and the Warrant Agent (the “Warrant Agreement”). In particular, the Company is soliciting consents to amend the Exercise Period (as defined in the Warrant Agreement) so the warrants will expire on January 18, 2023 (20 business days from and including December 19, 2022, the first business day following the expiration date of the Consent Solicitation) instead of on April 20, 2026 (the “Warrant Amendment”).

In addition, on November 18, 2022, the Company issued to warrant holders a notice (the “Warrant Holder Notice”) indicating that the Company has lowered the exercise price of the warrants (the “Reduced Exercise Price”) from $11.50 to a price that is 74% of the closing price of the ordinary shares on the New York Stock Exchange on the trading day prior to the date of delivery of an exercise notice (if such Reduced Exercise Price would be less than $11.50 per share). The Warrant Holder Notice further indicated that the Company has entered into an amendment to the Warrant Agreement (the “Cashless Exercise Amendment”) with the Warrant Agent pursuant to Section 9.8 of the Warrant Agreement that provides all warrant holders the option, but not the obligation, to exercise their warrants on a cashless basis during the Exercise Period. Each of the Reduced Exercise Price and the Cashless Exercise Amendment is conditioned on obtaining the requisite consents to give effect to the Warrant Amendment, which condition may be waived by the Company in its sole discretion. If the Warrant Amendment is approved, the warrants will cease trading on the NYSE on January 18, 2023 (20 business days from and including December 19, 2022, the first business day following the expiration date of the Consent Solicitation) and all previously unexercised warrants shall expire worthless on such date.

Prior to obtaining the requisite consents to approve the Warrant Amendment and the effectiveness of the Warrant Amendment, any exercise of the warrants shall be on the terms set forth in the Warrant Agreement as in effect on the date hereof, without giving effect to the Reduced Exercise Price or the Cashless Exercise Amendment.

In connection with the Consent Solicitation, the Company has filed with the U.S. Securities and Exchange Commission a registration statement on Form F-4. The Consent Solicitation is made solely upon the terms and conditions of the prospectus (which forms a part of the registration statement), the Schedule TO and other related materials that are being distributed to holders of the warrants, and is conditioned upon the effectiveness of the registration statement on Form F-4. The Consent Solicitation will be open until 11:59 p.m., Eastern Time, on December 16, 2022, or such later time and date to which the Company may extend, and all dates and time periods provided above may be modified and extended, respectively.

The information contained in this Form 6-K (excluding Exhibit 99.1) is incorporated by reference into the Company’s registration statements on Form F-3 (File No: 333-265466) and on Form S-8 (File Nos: 333-264254 and 333-266904).

Exhibits

Exhibit No.	Description

4.1	Amendment No. 1 to the Warrant Agreement by and between Continental Stock Transfer & Trust Company and Genius Sports Limited

4.2	Notice to the Registered Holders of Warrants

99.1	Press Release, dated November 18, 2022

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

GENIUS SPORTS LIMITED

Date: November 18, 2022	By:	/s/ Nicholas Taylor
	Name:	Nicholas Taylor
	Title:	Chief Financial Officer